EXHIBIT 99.1

Neptune Acquires Biodroga, Creating New Growth Platform

  Acquires privately held Biodroga, a leading turnkey dietary supplement solution provider withTTM revenues of $22M CDN
  Total consideration of $15M CDN, representing transaction multiple of ~5X TTMEBITDA1
  Expected to be immediately accretive to shareholders
  Significantly expands addressable market, positioning Neptune to play broader role in industry value chain
  Highly complementary businesses with minimal product overlap

LAVAL, Québec, Jan. 07, 2016 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) (NASDAQ:NEPT) (TSX:NTB), announces that it has acquired Montreal based, privately held, Biodroga Inc. for $15 million in a combination of cash and stock.  All amounts in Canadian dollars.

Biodroga is a leading solution provider of omega-3’s and other functional ingredients to branded marketers in the nutraceutical industry, primarily in North America.  Their customized product offerings primarily include omega-3’s, along with other essential nutritional ingredients that are used in specialty formulations.  Biodroga develops and distributes these solutions as turnkey finished supplements that are ready for sale, primarily as softgel capsules and liquids.

The business combination is highly complementary and further positions Neptune for success, by adding a new growth vehicle in a significantly larger addressable market.  “Biodroga offers a scalable solutions platform, with a broad range of product development capabilities and cross selling opportunities,” highlighted Jim Hamilton, President and CEO of Neptune.  “The acquisition allows us to play a much broader role in the customer value chain, leveraging our collective capabilities with an expanded set of offerings.  It also opens up an important window on innovation and enhances our capabilities to develop new nutraceutical products.”  This is a pivotal move and Neptune sees the acquisition as a key cornerstone to support additional business development.  The combined company should deliver considerable value for customers and shareholders.  The purchase is expected to be immediately accretive to shareholders.

“This transaction is fully in line with our strategy to move further up the value chain, and build on our current solution business by further progressing into specialized product development services, such as formulation and blending,” added Mr. Hamilton.  It also follows market trends in the dietary supplement space.  As the industry develops, businesses are increasingly looking for tailored solutions, such as condition-specific formulations, something that Biodroga facilitates.  In turn this creates increased customer interaction, opportunity and “stickiness” due to the heightened partnering created through customized offerings.

“Neptune brings important business development expertise, a leading krill oil product line, along with a more diverse customer base and an extended geographic reach,” highlighted Robert Cajolet, President of Biodroga.  “As well, both companies share a similar culture – a drive for excellence and quality, a strong focus on customer satisfaction and an entrepreneurial spirit.  Together, we will leverage our collective strengths to channel and accelerate growth beyond what could have been done independently.”

Under the terms of the purchase agreement, Neptune acquired 100% of the issued and outstanding shares of Biodroga for CDN $15 million, consisting of $7.5 million paid in cash at closing, an additional cash consideration of $3.75 million bearing interest and payable over a period of three years and $3.75 million worth of Neptune common shares issued at closing, representing approximately 2.6 million shares.  These shares are escrowed and will be released over a period of three years. This represents a transaction multiple of approximately 5X Trailing Twelve Months (TTM) EBITDA.

Neptune funded the cash portion of the purchase price payable at closing through a recently secured $7.5 million bank loan, in addition to a revolving line of credit of $1.8 million available to support Biodroga’s growth.  Furthermore, Neptune invested $1 million of cash in the capital of Biodroga, which shall be considered as restricted cash until released by the Bank.

For the TTM ending October 31, 2015, Biodroga had revenues of approximately $22 million and EBITDA of approximately $3 million.  “Over the past three years, Biodroga has surpassed industry and segment revenue growth rates and we expect this trend to continue going forward,” stated Mario Paradis, Neptune’s CFO.  Considering Neptune’s revenue expectations of $5.1 million for the third quarter ending November 30, 2015 and excluding intercompany sales, the combined entity would have annualized sales of close to $41 million on a pro forma basis.

Support of Acasti

As part of the borrowing arrangements for this transaction, Neptune’s subsidiary, Acasti, has agreed to support Neptune by granting to the Bank a limited recourse pledge in the amount of $2.0 million (the “Committed Funds”), in accordance with a security agreement with respect to deposits entered into between the Bank and Acasti at closing of the acquisition of Biodroga (the “Pledge Agreement”). Consequently, the corresponding amount shall be considered as restricted cash for Acasti until released by the Bank or the outstanding amount is reduced by Neptune.

In connection with the completion of the transaction, Neptune and Acasti have also entered into a licensing agreement for Neptune to market Onemia®, a medical food of Acasti, pursuant to which Acasti will receive a royalty payment of 17.5% on net sales made by Neptune.

Conference Call & Investor Presentation Details

A conference call to discuss the acquisition will be held on Friday January 8, 2016 at 8:30 AM (ET). An accompanying investor presentation has also been prepared and will be used during the call.  A copy of the presentation will be available on the investor section of Neptune’s website, under“events & presentations”one hour prior to the call.

Date:	Friday January 8, 2016
Time:	8:30 AM Eastern Time
Conference ID:	22124271
Call:	1‐877-380-5664 (within Canada and the U.S.)
1-631-813-4882 (outside Canada and the U.S.)
(Please dial in 15 minutes before the call begins)
Webcast:	A live audio webcast and copy of the presentation will be available at:
http://neptunekrilloil.com/investors/investor-events-and-presentations/

An archived replay will also be available on Neptune’s website shortly after the call.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (‘‘PUFAs’’). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune’s distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets.  Neptune’s products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune’s head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Through its subsidiary Acasti Pharma Inc. (“Acasti”), in which Neptune holds approximately 48% of the participating and voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti focuses on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases. Its lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

About Biodroga Inc.

Based in Montreal, Canada, Biodroga is a custom-made bulk nutraceutical finished product supplier.  The Company specializes in dietary supplements made from marine oils, seed oils and various other functional ingredients, with a particular affinity for omega-3’s.  With extensive expertise in developing innovative products across numerous delivery forms, they are behind many retail successes in the category.  Through a vast network of industry partners and in-house expertise ranging from quality/regulatory to logistics, Biodroga has made an industry need for innovation its focal point for close to 30 years.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements”within the meaning of the U.S. securities laws and Canadian securities laws. Some of the specific forward-looking statements in this press release include, but are not limited to, statements with respect to the extent to which the acquisition of Biodroga is expected to be accretive to Neptune; Neptune’s future financial performance; and the ability of Neptune to execute its growth strategies. Forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could causethe actual results of Neptune to be materially different from historical results or from any future results expressed orimplied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form, which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunebiotech.com (the “AIF”). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

1 Earnings Before Interest, Taxes, Depreciation and Amortization is a non-IFRS financial measure

Neptune Contact:
John Ripplinger
Investor Relations
+1.450.687.2262
j.ripplinger@neptunebiotech.com
neptunebiotech.com